Exhibit (a)(1)(F)

This announcement is not an offer to purchase or a solicitation of an offer to sell preferred shares or American Depositary Shares representing such preferred shares (as described below). The Offer (as defined below) is made solely by the Offer to Purchase dated April 8, 2008, the related Letter of Transmittal and the Brazilian Offer Documents and any amendments or supplements thereto, and is not being made to, nor will tenders be accepted from or on behalf of, holders of preferred shares or American Depositary Shares representing such preferred shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of TCO IP by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

Up to 7,257,020 Shares of Preferred Stock

(including Preferred Stock represented by American Depositary Shares)

of

Telemig Celular Participações S.A.

at

R$63.90 per Preferred Share

by

TCO IP S.A.

a wholly-owned subsidiary of

Vivo Participações S.A.

TCO IP SA (“TCO IP”), a company controlled by Vivo Participações S.A., and Vivo S.A., both corporations organized under the laws of Brazil and with Vivo S.A. being wholly-owned by Vivo Participações S.A. is offering to purchase for cash up to 7,257,020 preferred shares, no par value (“preferred shares”), including preferred shares represented by American Depositary Shares ( the “ADSs”), of Telemig Celular Participações S.A., a corporation organized under the laws of Brazil (“Telemig Holdings” or the “Company”) at a price of R$63.90 per preferred share (for reference, equivalent to approximately U.S.$74.68 per ADS based on (i) one ADS representing two preferred shares and (ii) the average of the buy and sell U.S. dollar-Brazilian real exchange rates indicated under transaction “PTAX 800, Option 5” published by the Central Bank of Brazil (the “Central Bank”) through the SISBACEN System at 7:00 p.m., Brasilia time on April 4, 2008, which was U.S.$1.00 = R$1.711 in cash net of stock exchange and settlement fees described herein, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 8, 2008 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”, which together with the Offer to Purchase and together with any amendments or supplements thereto, collectively constitute the “Offer”) and in the related offering materials that are being published concurrently in Brazil in Portuguese for holders of shares that are not U.S. residents in Brazil (the “Brazilian Offer Documents”). For purposes of determining the number of Telemig Holdings preferred shares tendered pursuant to the Offer, we will aggregate shares tendered pursuant to the Offer to Purchase, shares underlying ADSs tendered pursuant to the Offer to Purchase and shares tendered pursuant to the Brazilian Offer Documents. ADS holders tendering through The Bank of New York, as ADS tender agent (the “ADS Tender Agent”), will receive payment in U.S. dollars, net of expenses for converting Brazilian reais to U.S. dollars and fees associated with the cancellation of the ADSs representing preferred shares purchased in the Offer. In the case of tendered ADSs, the Brazilian reais offer price will be converted into U.S. dollars by the ADS Tender Agent’s broker based on the spot market rate available on the date payment is made to the ADS Tender Agent’s broker for preferred shares purchased in the Offer (the “Share Payment Date”).

THIS TENDER OFFER CAN BE ACCEPTED AND TENDERED SHARES CAN BE WITHDRAWN, IN THE CASE OF HOLDERS OF AMERICAN DEPOSITARY SHARES TENDERING THROUGH THE BANK OF NEW YORK, AS ADS TENDER AGENT, BY 12:00 NOON, NEW YORK CITY TIME, AND IN THE CASE OF HOLDERS OF PREFERRED SHARES TENDERING DIRECTLY, BY 5:00 P.M., NEW YORK CITY TIME, IN EACH CASE ON MAY 9, 2008, UNLESS THE TENDER OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is made in light of the conclusion of the acquisition of control of Telemig S.A. Participações (and indirectly of Telemig Celular S.A.) pursuant to a Stock Purchase Agreement dated as of August 2, 2007 among Telpart Participações S.A. and Vivo Participações S.A., having as intermediary parties Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A. (the “Stock Purchase Agreement”). Under the Stock Purchase Agreement, we acquired control of both Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A.; however we later entered into a stock purchase agreement on December 20, 2007, pursuant to which we sold to Telemar Norte Leste S.A. all of our interests in Tele Norte Celular Participações S.A. that we had acquired under the Stock Purchase Agreement immediately after such acquisition. Concurrently with this tender offer, we are making a voluntary tender offer to purchase up to one-third of the outstanding preferred shares that we do not already own of every class of preferred stock of Telemig Celular S.A. These tender offers are voluntary because Brazilian law does not require them. See “The Offer—Section 11” in the Offer to Purchase.

Holders must make their own decisions as to whether to tender their preferred shares and, if so, how many preferred shares to tender. Neither TCO IP nor the Company or any of their affiliates or any of their respective boards of directors or executive officers makes any recommendation as to whether holders should tender their preferred shares. None of these persons has authorized any person to make any recommendation on its behalf as to whether a holder should tender or refrain from tendering its preferred shares in the tender offer. Any holder that is in doubt as to the action it should take should contact its broker, lawyer, accountant or other professional advisor without delay. Holders are urged to read the Offer carefully before making any decisions with respect to the tender offer because it contains important information.

The preferred shares (including preferred shares represented by ADSs) tendered in the Offer will be purchased through an auction on the São Paulo Stock Exchange, subject to proration under certain circumstances described below. The auction is currently scheduled to occur at 3:00 p.m., New York City time, on May 12, 2008 (such date, as it may be extended as a result of the extension of the Tender Offer Expiration Date (as defined below), the “Auction Date”). Sell orders from brokers tendering preferred shares on behalf of tendering shareholders, including the ADS Tender Agent’s broker tendering preferred shares underlying ADSs on behalf of ADS holders participating in the tender offer, must be submitted no later than 11:00 a.m., New York City time, on the Auction Date through the São Paulo Stock Exchange’s Megabolsa electronic trading system using the code “TMCP4L” for the preferred shares. Sell orders for tendered preferred shares that have not been withdrawn before the beginning of the auction on the Auction Date or, in the case of ADSs, before 12:00 noon, New York City time (the “ADS Tender Deadline”), on May 9, 2008 (such date, as it may be extended by us, the “Tender Offer Expiration Date”), will be deemed accepted, subject to the proration provisions described below, and may not be withdrawn. BES Securities do Brasil S.A. Corretora de Câmbio e Valores Mobiliários (“BES Securities”), as intermediary agent, guarantees the settlement of the tender offer, except with respect to a competing offer from another offeror, as described in the Offer to Purchase.

If more than 7,257,020 preferred shares are validly tendered before the Tender Offer Expiration Date and not withdrawn, we will, upon the terms and subject to the conditions of the Offer, purchase 7,257,020 preferred shares on a pro rata basis (with adjustments to avoid purchases of fractional preferred shares) according to the number of preferred shares validly tendered before the Tender Offer Expiration Date and not withdrawn. If not more than 7,257,020 preferred shares are validly tendered before the Tender Offer Expiration Date and not withdrawn, we will, upon the terms and subject to the conditions of the Offer, purchase all preferred shares so tendered and not withdrawn. For purposes of determining proration, we will aggregate the number of shares tendered pursuant to the Offer to Purchase, shares underlying ADSs tendered pursuant to the Offer to Purchase and shares tendered pursuant to the Brazilian Offer Documents.

The Offer is not conditioned on any minimum number of preferred shares being tendered. The tender offer is, however, subject to other conditions described in the Offer and the related Brazilian Offer Documents. If any such condition is not satisfied, TCO IP may (i) terminate the tender offer and return all tendered preferred shares (including preferred shares represented by ADSs) to tendering stockholders, (ii) extend the tender offer and, subject to withdrawal rights as set forth below, retain all such preferred shares until the expiration of the tender offer as so extended or (iii) waive such condition and, subject to any requirement to extend the time during which the tender offer is open, purchase all preferred shares, including preferred shares represented by ADSs, validly tendered prior to the Tender Offer Expiration Date (as defined below) and not withdrawn. The tender offer is not conditioned upon TCO IP obtaining financing.

To the extent permitted by applicable Brazilian and U.S. securities laws, the CVM and the U.S. Securities and Exchange Commission (“SEC”) and the terms of the Offer, TCO IP reserves the right, at any time (1) to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of and payment for tendered preferred shares, (2) to amend the tender offer in any respect and (3) to terminate the tender offer without purchasing any preferred shares. In order to comply with the requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and the rules thereunder, any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Tender Offer Expiration Date. Subject to applicable law (including Rule 14e-1 under the Exchange Act, which requires that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which TCO IP may choose to make any public announcement, TCO IP will have no obligation to publish, advertise or otherwise communicate any such public announcement in the United States other than by issuing a press release to the Dow Jones News Service, the Public Relations Newswire or Business Wire.

To participate in the tender offer, holders of preferred shares and holders of ADSs of the Company must tender their shares no later than the Tender Offer Expiration Date by the times indicated below by following the instructions set forth below.

•

Direct Holders of Preferred Shares. A holder of preferred shares must, no later than 5:00 p.m., New York City time (the “Expiration Time), on the Tender Offer Expiration Date, either personally or by means of a duly appointed proxy, contact and register with a broker authorized to conduct trades on the São Paulo Stock Exchange, present the documentation listed below and ask the broker to tender its shares in the auction on its behalf. To tender a holder’s shares, the holder’s broker must, no later than 11:00 a.m., New York City time, on the Auction Date (1) transfer the shares to the appropriate account maintained by Companhia Brasileira de Liquidação e Custódia (the Brazilian Settlement and Custody Company, or “CBLC”) for the purpose of the tender offer, and (2) present a sell order on behalf of the holder through the São Paulo Stock Exchange’s Megabolsa electronic trading system using the code “TMCP4L” for the preferred shares. Holders must pay the combined fee of 0.035% of the purchase price, payable to the São Paulo Stock Exchange and CBLC, any fee or commission charged by their broker and any applicable taxes.

Preferred shares held directly are generally held either through CBLC or through ABN Amro Real, Telemig Holding’s transfer agent. CBLC is the custodian for preferred shares of Telemig Holdings that are traded on the São Paulo Stock Exchange, and settlement of the Offer will occur through the facilities of CBLC. Shareholders that have invested in shares of Telemig Holdings under Resolution No. 2,689/00 of the Brazilian National Monetary Council hold their shares through CBLC. These holders of preferred shares should ask their Brazilian representatives for purposes of Resolution No. 2,689/00 to contact such a broker on their behalf.

•

Holders of ADSs. Tendering Through the ADS Tender Agent: An ADS holder may tender the preferred shares underlying its ADSs through the ADS Tender Agent by delivering all required documentation to the ADS Tender Agent no later than the ADS Tender Deadline, on the Tender Offer Expiration Date. The ADS Tender Agent will then contact a broker authorized to conduct trades on the São Paulo Stock Exchange to tender the preferred shares underlying the ADSs in the auction, and if the underlying preferred shares are accepted for purchase in the auction, those ADSs will be cancelled. For purposes of the tender offer, TCO IP shall be deemed to have accepted for payment tendered ADSs when, as and if TCO IP gives oral or written notice to the ADS Tender Agent of its acceptance for payment of the tenders of such ADSs. Payment for ADSs accepted for payment pursuant to the Offer will be made only after timely receipt by the ADS Tender Agent of American Depositary Receipts (“ADRs”) evidencing such ADSs (or a confirmation of a book-entry transfer of such ADSs into the ADS Tender Agent’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) or in the case of a delivery of ADSs by book-entry transfer, an Agent’s Message, and any other required documents.

After purchase by TCO IP of the preferred shares underlying the ADSs tendered through the ADS Tender Agent (subject to any pro rata reduction of the preferred shares purchased as described in the Offer to Purchase) the reais price paid for shares tendered will be credited to the ADS Tender Agent’s broker (the “Broker”) three Brazilian business days after the Auction Date. On the same day it receives this amount, the Broker will convert the aggregate reais purchase price into U.S. dollars based on the spot market rate on the Share Payment Date for delivery of dollars two U.S. business days thereafter. The Broker will transfer to the ADS Tender Agent the U.S. dollar proceeds to pay for the ADSs purchased in the auction. The payment to holders of ADSs will be based on the spot market rate in effect on the day payment is made to the Brazilian holders. After receipt of payment of the consideration for purchased preferred shares and returning to ADS holders any tendered ADSs not purchased due to proration, the ADS Tender Agent will make payment to the applicable holders of ADSs minus (1) a fee of up to U.S.$5.00 per 100 ADSs or portion thereof for the cancellation of the ADSs representing preferred shares purchased in the Offer, (2) the combined fee of 0.035% of the purchase price, payable to the São Paulo Stock Exchange and CBLC, as described in “The Offer—Section 1” and (3) the holder’s pro rata portion of the fee or commission charged by the ADS Tender Agent’s broker to tender preferred shares underlying ADSs on behalf of ADS holders participating in the Offer. Because the purchase price will be paid in Brazilian reais, ADS holders will also pay the expenses for converting Brazilian reais to U.S. dollars. In addition, ADS holders must pay any taxes or governmental charges payable in connection with the cancellation of the ADSs representing preferred shares purchased in the Offer.

Withdrawing Underlying Preferred Shares and Tendering Directly: As an alternative to tendering preferred shares underlying ADSs through the ADS Tender Agent, an ADS holder may participate directly in the Offer as a holder of preferred shares by (1) surrendering to The Bank of New York, as depositary (the “Depositary”), at The Bank of New York Mellon, ADR Division, Attn: Cancellation Desk, 101 Barclay Street, 22nd Floor, New York, NY 10286, the ADSs that represent preferred shares that it wishes to tender, (2) paying a fee to the Depositary in the amount of up to U.S.$5.00 per 100 ADSs or portion thereof surrendered and (3) paying any taxes or governmental charges payable in connection with its withdrawal of the preferred shares from the ADS program. If an ADS holder surrenders ADSs and receives the preferred shares underlying the ADSs, the preferred shares so received will be registered at CBLC, and the holder will need to obtain its own foreign investor registration under Resolution No. 2,689/00 of the Brazilian National Monetary Council. After the holder appoints a Brazilian representative for purposes of Resolution No. 2,689/00, the holder must make arrangements for that representative to tender the preferred shares on its behalf in the same manner as any other direct holder of shares registered at CBLC. The Offer to Purchase includes additional information about Resolution 2,689/00. The holder will need to take these steps in sufficient time to allow its Brazilian representative to tender the preferred shares on its behalf no later than the Expiration Time, on the Tender Offer Expiration Date.

A beneficial owner that has preferred shares registered in the name of a broker, dealer, commercial bank or other nominee must contact that entity if that beneficial owner desires to tender preferred shares and may be charged a fee or commission by that person for tendering preferred shares in the tender offer. In addition, the broker that tenders preferred shares on behalf of any shareholder in the auction may charge a fee or commission for doing so. Each shareholder should consult its broker or nominee to determine what fees or commissions apply.

There will be no guaranteed delivery process to tender preferred shares (including preferred shares represented by ADSs).

For a withdrawal to be effective, the broker that has been instructed to tender shares in the auction, as described above, including the ADS Tender Agent’s broker, must withdraw the order to sell those shares before the beginning of the auction on the Auction Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after June 7, 2008 unless the auction has occurred before that date and such preferred shares have been accepted for payment as provided in the Offer to Purchase. If a holder wishes to withdraw the tender of its preferred shares, it is the responsibility of the holder to ensure that the broker that has been instructed to tender its preferred shares receives instructions to withdraw the tender of those preferred shares before that time. In order to withdraw from the tender offer, shareholders and ADS holders should follow the instructions set forth below:

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Direct Holders of Preferred Shares: If a holder of preferred stock holds preferred shares directly, the shareholder or its representative in Brazil must contact the broker that it has instructed to tender shares in the auction on its behalf in sufficient time to enable the broker to withdraw the order to sell those preferred shares before the beginning of the auction on the Auction Date and must provide any documentation required by the broker. Shareholders that wish to withdraw from the tender offer are strongly advised to contact their brokers well before the beginning of the auction.

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Holders of ADSs: If an ADS holder is participating in the tender offer by tendering the preferred shares underlying its ADSs through the ADS Tender Agent, then to withdraw such ADSs, a written, telegraphic, telex or facsimile transmission notice of withdrawal with respect to such ADSs must be timely received by the ADS Tender Agent at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the ADSs to be withdrawn, the number of ADSs to be withdrawn and the name of the registered holder of ADSs, if different from that of the person who tendered such ADSs. If the ADSs to be withdrawn have been delivered to the ADS Tender Agent, a signed notice of withdrawal with (except in the case of ADSs tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such ADSs. In addition, such notice must specify, in the case of ADSs tendered by delivery of ADRs, the name of the registered holder (if different from that of the tendering holder) and the serial numbers shown on the particular ADRs evidencing the ADSs to be withdrawn or, in the case of ADSs tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn ADSs. Such notice of withdrawal must be received by the ADS Tender Agent no later than the ADS Tender Deadline, on the Tender Offer Expiration Date, in the manner described in the Offer to Purchase.

If an ADS holder has surrendered its ADSs, withdrawn the underlying preferred shares from the ADS program and is participating directly in the tender offer, that holder or its Brazilian representative should contact the broker that it has instructed to tender preferred shares on its behalf in sufficient time to enable the broker to withdraw the order to sell its preferred shares before the beginning of the auction on the Auction Date and must provide any documentation required by the broker.

•

Withdrawals of tendered preferred shares (including preferred shares represented by ADSs) may not be rescinded. Any preferred shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the tender offer. However, holders of preferred shares that have properly withdrawn tendered preferred shares may re-tender those at any time before the Expiration Time, on the Tender Offer Expiration Date, by following the procedures described in “The Offer – Section 3” in the Offer to Purchase. ADS holders that have properly withdrawn the preferred shares represented by their ADSs from the Offer may re-tender those preferred shares through the ADS Tender Agent at any time before the ADS Tender Deadline, on the Tender Offer Expiration Date, by following the procedures described in that section.

All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of preferred shares (including preferred shares represented by ADSs) or the form and validity (including time of receipt) of any notice of withdrawal will be determined by TCO IP in its sole discretion, which determination shall be final and binding on all parties. Neither TCO IP nor any of its affiliates or assigns nor any other person will be under any duty to give notification of any defects or irregularities in tenders or withdrawals or incur any liability for failure to give any such notification.

Brazilian law does not provide for a subsequent offering period and therefore there will be no subsequent offering period in connection with the tender offer.

The receipt of cash in exchange for preferred shares of the Company pursuant to the tender offer will be a taxable transaction for U.S. federal income tax purposes and may be a taxable transaction under Brazilian law, depending on the circumstances. Holders should review the description of U.S. federal income tax consequences and Brazilian tax consequences contained in the Offer to Purchase when evaluating the tender offer.

The Offer to Purchase contains a description of the accounting treatment of this transaction by TOC IP.

The Offer price represents a premium of approximately 22% over the closing market price for preferred shares on the São Paulo Stock Exchange and approximately 33% over the closing market price for ADSs representing preferred shares on the New York Stock Exchange, in each case on August 1, 2007, the last trading day before the public announcement of the Offer. The Offer price also represents a premium of approximately 25% for preferred shares and 25% for ADSs of Telemig Holdings over the weighted average trading prices for the 30 Brazilian trading days ending on August 1, 2007, the last trading day before announcement of the Offer. The preferred shares of the Company are listed on the São Paulo Stock Exchange under the ticker symbol “TMCP4”. On April 4, 2008, the last reported sale price of the preferred shares on the São Paulo Stock Exchange was R$53.59 per preferred share. On April 4, 2008, the last reported sale price of the ADSs on the NYSE was U.S.$62.60 per ADS. Each ADS represents two preferred shares of the Company.

The information required to be disclosed by paragraph (d)(i) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference. TCO IP is also filing with the Securities and Exchange Commission a Schedule TO, together with exhibits, furnishing certain additional information with respect to the tender offer.

The Company has provided TCO IP with its shareholder lists maintained by CBLC and Banco Itaú S.A., the list of record holders of ADSs maintained by the ADS Tender Agent, and the security position listing of the Book-Entry Transfer Facility. The Offer to Purchase, the accompanying Letter of Transmittal and other relevant materials will be mailed by TOC IP to the record holders of ADSs and the U.S. resident record holders of preferred shares of the Company whose names appear on the shareholder lists provided by the Company, and will be furnished, for subsequent transmittal to the beneficial owners of ADSs and the U.S. resident beneficial owners of preferred shares of the Company, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or, if applicable, who are listed as participants in the security position listing of the Book-Entry Transfer Facility. TCO IP will reimburse brokers, dealers, commercial banks and trust companies for customary handling and mailing expenses incurred by them in forwarding the tender offer materials to their customers. TCO IP will also mail the Offer to Purchase, the accompanying Letter of Transmittal and other relevant materials to any registered or beneficial holder of preferred shares or ADSs of the Company that requests a copy of the tender offer materials.

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both in their entirety before any decision is made with respect to the Offer.

Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the information agents as set forth below, and copies will be furnished promptly at TCO IP expense.

The Brazilian Information Agent for the Offer is:

BES Securities do Brasil S.A. Corretora de Câmbio e Valores

Mobiliánios

Av. Brigadeiro Faria Lima, 3729 – 6º andar – São Paulo – SP –

CEP: 04538-905—Brazil

55 11 3074-7326 (Call Collect)

The U.S. Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

tenderoffer@mackenziepartners.com

www.mackenziepartners.com

An ADS holder that has questions about how to participate in the tender offer through the ADS Tender Agent should contact the U.S. information agent above.

April 8, 2008